14701 Charlson Rd.
Eden Prairie, MN 55347

December 29, 2020

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: C.H. Robinson Worldwide, Inc.
Form 10-K for the Year Ended December 31, 2019
Filed February 19, 2020
File No. 000-23189

Dear Division of Corporation Finance:
C.H. Robinson Worldwide, Inc. (the “Company”, “we”, “our”) is submitting this letter in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission dated December 14, 2020. Please see the discussion below, which corresponds to the numbered paragraphs in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis, page 23

1.We note your presentation of the non-GAAP measure net revenues. Given that this measure reduces your reported revenue by a non-revenue line item, explain to us your basis for presenting this as a measure of revenue. If net revenues is intended to be presented as a measure of gross profit, tell us whether and, if so, how you considered the use of a different caption and the presentation of a reconciliation for this non-GAAP measure to the most directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion and amortization. See Item 10(e)(1)(i)(B) of Regulation S-K.

Response: We believe our net revenues are an important measure of our ability to source, add value, and sell services and products to our customers that are ultimately provided by third parties. Our net revenues demonstrate our ability to utilize our relationships and technology with a wide variety of transportation companies to efficiently and cost-effectively transport our customers’ freight in addition to our ability to buy, sell, and/or market produce including fresh fruits, vegetables, and other value-added perishable items. We consider net revenues to be a primary performance measurement and believe that it has been appropriately identified as an adjusted, non-GAAP measure in our prior filings.

Nonetheless, we understand that the use of the term revenue in instances where certain costs of sales are subtracted from GAAP revenues has been an area of focus. Accordingly, we will replace the term net revenues with “adjusted gross profit” beginning with our reporting of results for the fiscal year ending December 31, 2020. We will also include a reconciliation of adjusted gross profit to the most directly comparable GAAP measure, i.e. gross profit, which will include amortization of purchased and internally developed software used directly in procuring and selling transportation services and sourcing products from third parties.

2.We note that you disclose operating margin at page 24 which appears to be calculated by dividing operating income by net revenues, a non-GAAP measure. Please identify operating margin as a non-GAAP measure and provide the applicable disclosures under Item 10(e) of Regulation S-K or tell us why you believe these disclosures are not necessary.

Response: We will revise future filings beginning with our reporting of results for the fiscal year ending December 31, 2020 to compute adjusted operating margin by dividing operating income by adjusted gross profit, a non-GAAP measure. We will also identify adjusted operating margin as a non-GAAP measure and provide applicable disclosures under Item 10(e) of Regulation S-K.

Note 9: Segment Reporting, page 57

3.We note that you disclose net revenues and income (loss) from operations in your segment footnote. Please tell us if both of these measures are used by the chief operating decision maker (“CODM”) as the measure of segment profit or loss in assessing performance and deciding how to allocate resources and how you have considered the guidance in ASC 280-10-50-28 in determining the appropriate measure to disclose.

Response: We confirm that both net revenues and income (loss) from operations are measures used by the CODM to measure segment profit or loss in assessing performance and deciding how to allocate resources. As mentioned above, we will replace net revenues with adjusted gross profit in future filings beginning with our reporting of results for the fiscal year ending December 31, 2020. As adjusted gross profit represents a non-GAAP measure we will no longer include it within our segment note but will continue to report operating income in accordance with ASC 280-10-50-28.

If you have any questions, need any additional information or would like any clarification, please contact me at (952) 937-8500.

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Respectfully submitted,

By:	/s/ Michael P. Zechmeister
Michael P. Zechmeister
Chief Financial Officer